UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _____________________________
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

China Biologic Products Holdings, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21515104

(CUSIP Number)

Eric Chan CITIC Capital Holdings Limited 28/F, CITIC Tower 1 Tim Mei Avenue Central, Hong Kong Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13-d1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC Capital China Partners IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,450,863
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,450,863
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,863
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Percentage calculated based on the total number of 39,315,291 Ordinary Shares outstanding as of September 21, 2018 as reported in the Schedule 13D/A filed by PW Medtech Group Limited, among other persons, with the Securities Exchange Commission on September 24, 2018.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CCP IV GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,450,863
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,450,863
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,863
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 39,315,291 Ordinary Shares outstanding as of September 21, 2018 as reported in the Schedule 13D/A filed by PW Medtech Group Limited, among other persons, with the Securities Exchange Commission on September 24, 2018.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,450,863
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,450,863
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,863
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 39,315,291 Ordinary Shares outstanding as of September 21, 2018 as reported in the Schedule 13D/A filed by PW Medtech Group Limited, among other persons, with the Securities Exchange Commission on September 24, 2018.

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CITIC CAPITAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☐
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,450,863
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,450,863
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,450,863
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.78%*
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage calculated based on the total number of 39,315,291 Ordinary Shares outstanding as of September 21, 2018 as reported in the Schedule 13D/A filed by PW Medtech Group Limited, among other persons, with the Securities Exchange Commission on September 24, 2018.

CUSIP No. G21515104

Item 1. Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements that certain Schedule 13D previously filed jointly with the Securities and Exchange Commission on June 18, 2018 (the “Initial Filing”) by CCRE Holdings Limited, CCMB and CCHL, as amended by Amendment No. 1 to the Initial Filing filed on August 27, 2018 by CCRE Holdings Limited, CCMB and CCHL, and as amended by Amendment No. 2 to the Initial Filing filed on October 16, 2018 on behalf of the Reporting Persons (together with the Initial Filing, the “Original Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 have the respective meanings set forth in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Between October 29, 2018 and October 30, 2018, CCCP IV used approximately $48,434,041.05 (including brokerage commissions) in the aggregate to purchase 770,000 Ordinary Shares (the “Shares”). The Shares were acquired through open market purchases.

The source of funds used by CCCP IV to acquire the Shares was its working capital.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons purchased the Shares for investment purposes.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and subject to any restrictions or limitations imposed by the Investor Rights Agreement, may contact, discuss with or otherwise communicate with management members of the Issuer, the Board, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which may relate to one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. G21515104

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a), (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned:(1) (in Ordinary Shares)	Percent of class:(2)	Sole power to vote or direct the vote: (in Ordinary Shares)	Shared power to vote or to direct the vote: (in Ordinary Shares)	Sole power to dispose or to direct the disposition of: (in Ordinary Shares)	Shared power to dispose or to direct the disposition of: (in Ordinary Shares)
CCCP IV	3,450,863	8.78%	3,450,863	0	3,450,863	0
CCP IV GP	3,450,863(3)	8.78%	3,450,863	0	3,450,863	0
CCPL	3,450,863(3)	8.78%	3,450,863	0	3,450,863	0
CCHL	3,450,863(3)	8.78%	3,450,863	0	3,450,863	0

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act, as amended.

(2)	Percentage is based on the total number of 39,315,291 Ordinary Shares outstanding as of September 21, 2018 as reported in the Schedule 13D/A filed by PW Medtech Group Limited, among other persons, with the Securities Exchange Commission on September 24, 2018.

(3)	Represents 3,450,863 Ordinary Shares, beneficially owned by CCCP IV.

Each of CCPL and CCHL may be deemed to beneficially own the Ordinary Shares beneficially owned by CCCP IV, however each such Reporting Person hereby expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, other than set forth above, there are no Ordinary Shares which are beneficially owned by any of the persons named in response to Item 2.

(c)       To the best of the Reporting Persons’ knowledge, except with respect to the acquisition of the Shares described in Item 3 above and as set forth in this Item 5 and the transactions described in the Original Schedule 13D, there have been no transactions effected with respect to any Ordinary Shares during the past 60 days by any of the persons named in response to Item 2.

(d)       To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)       Not applicable.

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2018

CITIC Capital China Partners IV, L.P.

By: CCP IV GP LTD., its General Partner

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCP IV GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

[Signature page to the Amendment No. 3 to Schedule 13D]